Filed pursuant to Rule 424(b)(3)
Registration No. 333-109165
FIRST SUPPLEMENT TO PROSPECTUS AND SOLICITATION STATEMENT

Offer to Exchange

13.5% Senior Subordinated Discount Notes due 2009
(CUSIP No. 009367 AA 1)
for
Common Stock
and
9 3/8% Senior Subordinated Secured Notes due 2009,
Consent Solicitation
and
Solicitation of Acceptances of Prepackaged Plan of Reorganization

     This first supplement to prospectus and solicitation statement supplements the prospectus and solicitation statement dated January 14, 2004 of AirGate PCS, Inc. relating to the proposed financial restructuring through the recapitalization plan described in the prospectus and solicitation statement. The recapitalization plan consists of the exchange offer and consent solicitation and the other related transactions described therein. You should read this supplement in conjunction with the prospectus and solicitation statement. This supplement is qualified by reference to the prospectus and solicitation statement except to the extent that information in this supplement supersedes the information contained in the prospectus and solicitation statement.

    The prospectus and solicitation statement is hereby amended to add Annex E, a copy of which is attached hereto. Annex E sets forth in its entirety our press release, issued on February 2, 2004, relating to our results for our first fiscal quarter ended December 31, 2003.

    The exchange offer, consent solicitation and the solicitation period for acceptance of the prepackaged plan will expire at 11:59 p.m., New York City time, on February 11, 2004, unless we extend it.

    Our common stock trades on the OTC Bulletin Board under the symbol “PCSA.OB.” On January 30, 2004, the last reported bid price per share of our common stock on the OTC Bulletin Board was $3.68.

       See “Risk Factors” beginning on page 20 of the prospectus and solicitation statement for a discussion of factors that you should consider in determining whether to tender your old notes and deliver your consent under the exchange offer and consent solicitation and to vote to accept the prepackaged plan.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus and solicitation statement is accurate or complete. Any representation to the contrary is a criminal offense.

Dealer Manager

Jefferies & Company, Inc.

The date of this First Supplement to Prospectus and Solicitation Statement is February 2, 2004.

Annex E

Contact:	Will Seippel
Chief Financial Officer
404-525-7272

AIRGATE PCS, INC. ANNOUNCES PRELIMINARY RESULTS

FOR THE FIRST FISCAL QUARTER OF 2004

ATLANTA (February 2, 2004) — AirGate PCS, Inc. (OTCBB: PCSA.OB), a PCS Affiliate of Sprint, today announced guidance on preliminary financial and operating results for its first fiscal quarter of 2004, ended December 31, 2003.

      The following two tables provide actual results of the Company for the quarters ended December 31, 2002, and September 30, 2003, as well as a range of guidance on results for the quarter ended December 31, 2003.

	Quarter Ended

	12/31/02	9/30/03	12/31/03
	Actual	Actual	Preliminary

Subscribers	352,809	359,460	359,898
Gross Additions	55,621	34,464	35,601
Churn Rate	3.78%	3.41%	3.10%
Net Adds	13,670	(4,697)	438
Capital Expenditures	$5,626	$7,106	$1,599
Cash and Cash Equivalents	$944	$54,078	$60,043

Notes: All dollar figures in thousands.
All results are from continuing operations only.

	Quarter Ended

			12/31/03

			Preliminary	Preliminary
	12/31/02	9/30/03
	Actual	Actual	Low	High

Total Revenues	$81,865	$89,317	$81,700	$82,500
Operating Expenses	$91,098	$85,723	$85,200	$84,400
Operating Income (Loss)	$(9,233)	$3,594	$(3,500)	$(1,900)
Income (Loss) Before Discontinued Operations	$(19,427)	$(7,815)	$(14,700)	$(13,100)
Discontinued Operations	$(28,247)	$0	$184,100	$184,100
Net Income (Loss)	$(47,674)	$(7,815)	$169,400	$171,000

Note: All dollar figures in thousands.

Accounting for Discontinued Operations

      On October 17, 2003, AirGate irrevocably transferred all of its shares of iPCS common stock to a trust for the benefit of AirGate shareholders. As of the date of the transfer to the trust, the iPCS investment (approximately $184.1 million credit balance carrying amount) was eliminated and recorded as a non-monetary gain from disposition of discontinuing operations. The results of iPCS for all periods presented are shown as discontinued operations. Therefore, the results of continuing operations are derived solely from the operations of AirGate.

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AirGate Announces Preliminary Results

February 2, 2004

Subscribers and Net Adds

      Consistent with the guidance provided in the earnings release from the fourth quarter of fiscal 2003, and the Company’s S-4 filing, ending subscribers for the first fiscal quarter of 2004 were up modestly year-over-year and relatively flat quarter-over-quarter. The Company implemented a more stringent credit policy in February 2003 to decrease the number of sub-prime activations and improve the overall credit profile of the subscriber base. While year-over-year subscriber growth was modest, the composition of the subscriber base shifted significantly with the percentage of prime subscribers relative to the total subscriber base increasing from approximately 67% to 73% for the same time period.

Gross Additions and Churn Rate

      The decrease in gross additions year-over-year is attributable primarily to the continued application of a tighter credit policy for sub-prime credit customers, the loss of distribution from closed lowest-productivity Company-operated retail stores, and the loss of distribution from certain national third-party channels. The churn rate for the quarter ended December 31, 2003, was lower than the churn rate reported in both the prior year and prior quarter periods primarily due to a decrease in the number of sub-prime subscribers in the subscriber base. The Company expects the churn rate to continue to decrease over time. The churn rate has been affected only modestly since the implementation of wireless local number portability, or WLNP, in November 2003.

Capital Expenditures

      Capital expenditures decreased significantly both year-over-year and quarter-over-quarter during the quarter ended December 31, 2003. During the quarter, two additional cell sites were put into service and 100% of the cell sites became 1x-RTT-capable.

Cash and Cash Equivalents

      During the quarter ended December 31, 2003, cash and cash equivalents increased by approximately $6.0 million over the prior quarter. Approximately $0.5 million of principal under the credit facility was repaid in accordance with the amortization schedule during the quarter.

Total Revenues

      As previously indicated, the Company expects revenues for the first fiscal quarter of 2004 to be approximately the same as revenues from the first fiscal quarter of 2003, but down from the fourth fiscal quarter of 2003, generally as a result of seasonality of roaming revenues. Notable financial effects on revenue include a $1.9 million special settlement with Sprint which positively affected revenues in the fourth fiscal quarter of 2003, and a negative adjustment of approximately $0.9 million in the first fiscal quarter of 2004 resulting from a correction in Sprint’s billing system with respect to data-related inbound roaming revenues, which the Company continues to examine.

Operating Expenses

      The Company expects operating expenses to be down from the first fiscal quarter of 2003, generally as a result of decreased roaming expenses due to a change in the roaming rates among Sprint and its PCS affiliates from $0.10 per minute to $0.058 per minute beginning January 1, 2003, despite increased volumes of minutes, improved bad debt levels and lower customer acquisition-related costs due to the lower number of gross activations in the first fiscal quarter of 2004 relative to the first fiscal quarter of 2003.

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AirGate Announces Preliminary Results

February 2, 2004

      The Company expects operating expenses to decrease modestly from the fourth fiscal quarter of 2003, generally as a result of the seasonality of roaming expenses and improved bad debt levels, despite the increase in the costs of adding customers to approximately $500 per gross addition. In addition to these trends, there were other notable financial effects on operating expenses. During the quarter ended December 31, 2003, Sprint notified AirGate that it would receive a credit for $1.2 million related to the discontinuance of a billing platform conversion by Sprint. This amount was recorded in the first fiscal quarter of 2004 as a reduction of cost of service.

      In the first fiscal quarter of 2003, AirGate recorded as a reduction of cost of service $1.3 million related to a year-end settlement of 2002 Sprint service bureau fees. The first fiscal quarter of 2004 estimates do not include any benefit or increased expense for year-end settlement of 2003 Sprint service bureau fees because Sprint has not yet provided a final accounting for these services to AirGate. Based on preliminary information provided to AirGate from Sprint, AirGate believes that the final settlement will be positive and a reduction to operating expenses, but has excluded it from the guidance provided herein. AirGate will not make an adjustment for the final settlement until the quarter it receives appropriate notification from Sprint.

      Debt restructuring costs were $3.0 million in the fourth fiscal quarter of 2003 and are estimated to be $2.3 million in the first fiscal quarter of 2004.

Income (Loss) Before Discontinued Operations

      AirGate expects the loss from continuing operations for the first fiscal quarter of 2004 to be within a range of ($14.7) to ($13.1) million. Net interest expense in the first fiscal quarter of 2004 was approximately the same as net interest expense in the first fiscal quarter of 2003 and the fourth fiscal quarter of 2003.

Discontinued Operations

      Discontinued operations include losses from iPCS of $28.2 million during the first fiscal quarter of 2003 and a $184.1 million non-monetary gain from the elimination of the investment in iPCS.

Net Income (Loss)

      The Company expects net income for the first fiscal quarter of 2004 to be significantly higher than net income from the first fiscal quarter of 2003, and the fourth fiscal quarter of 2003. Included in net income in the first fiscal quarter of 2004 is a $184.1 million non-monetary gain from disposition of discontinued operations resulting from the elimination of the investment in iPCS.

Future Guidance

      Consistent with competitive industry practices, Sprint is continually assessing its current product and service offerings and considering changes that may enhance those offerings. Potential changes being considered are designed to, among other things, increase subscriber satisfaction and reduce churn. Such changes could entail risks to AirGate, including the risk that potential losses in revenue and ARPU may not be offset by any improvements in market share, customer satisfaction, churn or cost structure over the short or long term.

      AirGate also continually assesses marketing opportunities and its growth strategy. AirGate may consider marketing opportunities to address specific customer segments which may change the overall mix of prime and sub-prime credit subscribers in its subscriber base, and may include adjustments to its deposit policy.

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AirGate Announces Preliminary Results

February 2, 2004

      During the second fiscal quarter of 2004, the Company anticipates net cash outflows related to the prepayment of a portion of the credit facility and expenses in connection with the recapitalization to total more than $13 million.

Conference Call

      AirGate PCS will announce final financial and operating results for the first fiscal quarter of 2004 on Tuesday, February 17, 2004, and will hold a conference call to discuss the results at 9:00 a.m. ET. A live broadcast of the conference call will be available on-line at www.airgatepcsa.com or www.fulldisclosure.com. To listen to the live call, please go to the Web site at least 15 minutes early to register, download, and install any necessary audio software. For those who cannot listen to the live broadcast, a replay will be available shortly after the call through the close of business on March 17, 2004

About AirGate PCS

      AirGate PCS, Inc. is the PCS Affiliate of Sprint with the right to sell wireless mobility communications network products and services under the Sprint brand in territories within three states located in the Southeastern United States. The territories include over 7.2 million residents in key markets such as Charleston, Columbia, and Greenville-Spartanburg, South Carolina; Augusta and Savannah, Georgia; and Asheville, Wilmington and the Outer Banks of North Carolina.

# # #

      AirGate has filed a Registration Statement on Form S-4 and a Proxy Statement on Schedule 14A with the Securities and Exchange Commission (the “SEC”) in connection with a restructuring transaction and exchange offer regarding our currently outstanding discount notes. The terms and conditions of the exchange offer, and other important information, are contained in AirGate’s Prospectus and Solicitation Statement, dated January 14, 2004, which is included in the Registration Statement on Form S-4.

      This announcement is not an offer to exchange, a solicitation of an offer to exchange or a solicitation of consent with respect to any discount notes. The public exchange offer and consent solicitation is being made solely by the Prospectus and Solicitation Statement. The foregoing shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of shares of AirGate common stock or new secured notes in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

      The shares of AirGate common stock and the new secured notes to be issued in a concurrent private exchange offer will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), and, unless so registered, may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws.

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AirGate Announces Preliminary Results

February 2, 2004

      Holders of the discount notes are urged to read the Registration Statement on Form S-4, including the Prospectus and Solicitation Statement relating to the exchange offer, and shareowners and investors are urged to read the Proxy Statement on Schedule 14A (and, in each case, any amendments thereto) because they contain important information. These documents and amendments to these documents have been or will be filed with the SEC. These and other documents that are filed with the SEC may be obtained at the SEC’s web site at www.sec.gov. You may also obtain each of these documents (when available) from us by directing your request to Investor Relations at (404) 525-7272.

      This news release contains forward-looking statements that are based on current expectations, estimates, forecasts and projections about the wireless industry, the recapitalization plan, our beliefs and our management’s assumptions. Words such as “expects,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “believes,” “seeks,” “estimates” and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecast in such forward-looking statements.

      Factors that could cause actual results to differ include: our ability to consummate the restructuring; the impact of a prepackaged or other plan of reorganization for AirGate; our dependence on the success of Sprint’s wireless business; the competitiveness and impact of Sprint wireless pricing plans and PCS products and services; intense competition in the wireless market and the unsettled nature of the wireless market; the potential to continue to experience a high rate of customer turnover; the ability of Sprint to provide back office billing, subscriber care and other services and the quality and costs of such services or, alternatively, our ability to outsource all or a portion of these services at acceptable costs and the quality of such services; subscriber credit quality; the ability to successfully leverage 3G products and services; inaccuracies in financial information provided by Sprint; new charges and fees, or increased charges and fees, imposed by Sprint; the impact and outcome of disputes with Sprint; our ability to predict future customer growth, as well as other key operating metrics; the impact of spending cuts on network quality, customer retention and customer growth; rates of penetration in the wireless industry; our significant level of indebtedness and debt covenant requirements; the impact and outcome of legal proceedings between other PCS Affiliates of Sprint and Sprint; the potential need for additional sources of capital and liquidity; risks related to our ability to compete with larger, more established businesses; anticipated future losses; rapid technological and market change; an adequate supply of subscriber equipment; the current economic slowdown; and the volatility of AirGate PCS’ stock price.

      For a detailed discussion of these and other cautionary statements and factors that could cause actual results to differ from those contained in this news release, please refer to AirGate PCS’ filings with the SEC, especially in the “risk factors” section of AirGate PCS’ Form 10-K for the fiscal year ended September 30, 2003 and Registration Statement on Form S-4 relating to the public exchange offer, and in subsequent filings with the SEC. Except as otherwise required under federal securities laws and the rules and regulations of the SEC, we do not have any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise.

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